Intervest Bancshares Corporation

One Rockefeller Plaza, Suite 400

New York, NY 10020-2002

By EDGAR – As Correspondence

August 30, 2010

The Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Attn:	Michael Clampitt, Esq.
Division of Corporate Finance

	RE:	Intervest Bancshares Corporation
Registration Statement on Form S-1
File No.: 333-167911

Ladies and Gentlemen:

We hereby request that the effectiveness of the above-referenced Registration Statement on Form S-1 of Intervest Bancshares Corporation (the “Issuer”) be accelerated to Wednesday, September 1, 2010, at 3:30 p.m., or as soon thereafter as practicable.

The Issuer hereby acknowledges that:

•

should the Securities and Exchange Commission (the “Commission”) or the Commission Staff, acting pursuant to delegated authority, declare the filing effective, the Issuer does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the Commission Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Issuer from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Issuer may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

This will confirm that the Issuer is aware of its responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of securities specified in the above-referenced registration statement.

Very truly yours,

INTERVEST BANCSHARES CORPORATION

By:	/s/ Lowell S. Dansker
Lowell S. Dansker
Chairman and Chief Executive Officer